Exhibit 12.1

Enable Midstream Partners, LP
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012		2011
	(In millions)
Earnings:
Income (loss) before income taxes (before earnings from equity method affiliates) (1)	$(800)	$515	$411	$488		$364
Add:
Fixed charges	114	92	84	92		95
Amortization of capitalized interest	2	1	1	1		—
Distributed earnings of equity method affiliates	29	20	15	31		31
Noncontrolling interest in pre-tax loss of subsidiaries	19	—	—	—		—
Less:
Capitalized interest	(11)	(8)	(5)	(2)		—
Noncontrolling interest in pre-tax income of subsidiaries	—	(3)	(3)	—	—	—
Total earnings	$(647)	$617	$503	$610		$490
Fixed charges:
Interest expense, net of capitalized interest	$90	$70	$67	$85		$90
Capitalized interest	11	8	7	2		—
Amortization of premium (discount) on long-term debt	5	9	8	—		—
Amortization of debt expense	(3)	(3)	(2)	—		—
Implicit interest in rents	11	8	4	5		5
Total fixed charges	$114	$92	$84	$92		$95
Ratio of earnings to fixed charges (2)	—	6.73	5.99	6.61		5.14
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(1)	Includes non-cash impairment on goodwill and long-lives assets of $1,134 million for the year ended December 31, 2015.

(2)	Earnings were inadequate to cover fixed charges by $761 million for the year ended December 31, 2015.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from equity method affiliates, plus noncontrolling interest in pre-tax loss of subsidiaries, plus fixed charges, plus distributed earnings from equity method affiliates, less noncontrolling interest in pre-tax income of subsidiaries, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs and an estimate of the interest within rental expense.